Exhibit 4.3

DESCRIPTION OF SECURITIES

The following description of certain terms of AgeX Therapeutics, Inc. (“AgeX”) common stock is a summary and is qualified in its entirety by reference to AgeX’s certificate of incorporation and bylaw and by the Delaware General Corporation Law.

Common Stock

The AgeX Certificate of Incorporation currently authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.0001 per share. Each holder of record of common stock is entitled to one vote for each outstanding share owned, on every matter properly submitted to the stockholders for their vote, including election or removal of directors elected by AgeX stockholders generally. The holders of AgeX common stock do not have cumulative voting rights in the election of directors.

Subject to the dividend rights of holders of any of the preferred stock that may be issued from time to time, holders of common stock are entitled to any dividend declared by the AgeX Board of Directors out of funds legally available for that purpose.

Subject to the prior payment of the liquidation preference to holders of any preferred stock that may be issued from time to time, holders of common stock are entitled to receive on a pro rata basis all remaining assets available for distribution to the holders of common stock in the event of the liquidation, dissolution, or winding up of AgeX’s operations.

Holders of AgeX common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.